                                                          EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Halliburton Company:

We consent to the incorporation by reference in the registration statement on Form S-8 of Halliburton Company of our report dated February 16, 2012, with respect to the consolidated balance sheets of Halliburton Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of   December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Halliburton Company.

                               /s/ KPMG LLP

KPMG LLP

Houston, Texas

June 22, 2012